UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-00566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

Exhibit Index on Page 12.

REQUIRED INFORMATION

The following financial statements for the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust are being filed herewith:

Description	Page No.
Financial Statements:

December 31, 2003 and 2002 and the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm	Page 3

Financial Statements:

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Pages 6 through 10

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP	Page 13

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG

Columbus, Ohio

May 21, 2004

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments, at fair value	$14,605,541	$11,616,694
Receivables	—	22,757
Liabilities
Due to broker for securities purchased	—	22,697

Net assets available for benefits	$14,605,541	$11,616,754

See accompanying notes.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Contributions from participants	$946,133
Investment income:
Net appreciation in the fair value of investments (Note 3)	2,123,884
Interest and dividends	23,335

3,093,352
Deductions:
Benefits paid to participants	(103,853)
Administrative fees	(712)

Net increase in net assets available for benefits	2,988,787
Net assets available for benefits:
Beginning of year	11,616,754

End of year	$14,605,541

See accompanying notes.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following brief description of the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document for more complete information.

General

The Plan is a contributory defined contribution plan covering all eligible Riverville Mill employees who are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger

Effective December 31, 2003, the Plan was merged into the Greif Bros. 401(k) Retirement Plan and Trust. As a result, all assets of the plan were transferred to the Greif Bros. 401(k) Retirement Plan and Trust. The accompanying financial statements herein reflect net assets available for benefits just prior to the merger. Previously eligible participants of the plan were immediately eligible for the Greif Bros. 401(k) Retirement Plan and Trust.

Contributions

Each year, participants may contribute up to 20% of their annual compensation as defined in the Plan, limited to the maximum allowable under the Internal Revenue Code (“IRC”). Upon enrollment, a participant may direct their contributions in 5% increments to any of the Plan’s fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of 1% above prime at the time of the loan. Principal and interest is paid ratably through quarterly payroll deductions.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2003

1. Description of the Plan (continued)

Vesting

Participants have full and immediate vesting in their contributions and related income credited to their accounts.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or the attainment of age 59 ½. Distributions may also be made to a named beneficiary in the event of the participant’s death. Distributions are made in lump sum.

Plan Termination

Although it has not expressed any intent to do so, Greif, Inc. (the “Sponsor”) has the right under the Plan to discontinue and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, any expenses involved will be paid by the Sponsor. The final amounts accumulated in the participant’s accounts will be distributed in accordance with Section 401(k)(10) of the IRC.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. Investments are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2003

2. Significant Accounting Policies (continued)

Payments of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by the Sponsor.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles in the United States requires the Plan to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2003, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in the Fair Value of Investments
Mutual/Common/Collective Funds	$2,123,884

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2003

3. Investments (continued)

Investments representing 5% or more of the fair value of net assets available for benefits are as follows:

	December 31,
	2003	2002
MassMutual Stable Income Fund	$4,688,005	$	*
MassMutual Moderate Journey Fund	807,283		*
MassMutual Large Cap Value Fund	1,793,162		*
MassMutual Indexed Equity Fund	1,176,435		*
MassMutual Capital Appreciation Fund	1,201,231		*
MassMutual Midcap Growth II Fund	1,239,984		*
PIMCO Total Return Fund	1,277,440		1,275,699
Victory Stock Index Fund	*		905,469
Victory Lifechoice Moderate Investor Fund	*		635,074
AIM Premier Equity Fund	*		1,446,803
Franklin Small-Mid Cap Growth Fund	*		979,356
Janus Twenty Fund Inc.	*		905,921
Victory DCS Magic Fund	*		4,599,893

*	Amount does not exceed 5% of the Plan’s net assets at the specified date.

4. Transactions with Parties in Interest

As of December 31, 2003 and 2002, the Plan owned 9,583 and 2,669 shares of the Sponsor’s Class A Common Stock with a fair value of $351,585 and $63,522, respectively. Cash dividends received from the Sponsor were $8,372 for the year ended December 31, 2003.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 25, 1996, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

December 31, 2003
Net assets available for benefits per the financial statements	$14,605,541
Transfer to other plan per Form 5500	(14,605,541)

Net assets available for benefits per Form 5500	$—

The net assets available for benefits in the financial statements differ from the net assets available for benefits in the Form 5500 due to the transfer of assets from the Plan in connection with the merger of the Plan with the Greif Bros. 401(k) Retirement Plan and Trust effective upon completing plan operations on December 31, 2003. The accompanying financial statements reflect net assets available for benefits just prior to the merger, whereas the Form 5500 reflects net assets available for benefits just subsequent to the merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF BROS. RIVERVILLE MILL EMPLOYEES RETIREMENT SAVINGS PLAN AND TRUST

Date:	June 28, 2004	By:	/s/ MICHAEL L. ROANE
		Printed Name:	Michael L. Roane
		Title:	Plan Administrator

GREIF BROS. RIVERVILLE MILL

EMPLOYEES RETIREMENT SAVINGS PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K

FOR YEAR ENDED DECEMBER 31, 2003

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP	Page 13